UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )

Paragon 28, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

69913P105
(CUSIP Number)

October 18, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69913P105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MVM Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1) 14,414,195
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,414,195
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,414,195
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9% (1)
12	TYPE OF REPORTING PERSON PN

(1) All share numbers reported herein are as of October 18, 2021, unless otherwise indicated.

(2) All ownership percentages reported herein are based on 76,374,880 outstanding shares of the Issuer’s common stock as of November 19, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

CUSIP No. 69913P105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON MVM V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER –
	6	SHARED VOTING POWER (1) 5,620,050
	7	SOLE DISPOSITIVE POWER –
	8	SHARED DISPOSITIVE POWER 5,620,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,620,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) All share numbers reported herein are as of October 18, 2021, unless otherwise indicated.

(2) All ownership percentages reported herein are based on 76,374,880 outstanding shares of the Issuer’s common stock as of November 19, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

CUSIP No. 69913P105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MVM V (2020) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER –
	6	SHARED VOTING POWER (1) 8,709,825
	7	SOLE DISPOSITIVE POWER –
	8	SHARED DISPOSITIVE POWER 8,709,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,709,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (1)
12	TYPE OF REPORTING PERSON PN

(1) All share numbers reported herein are as of October 18, 2021, unless otherwise indicated.

(2) All ownership percentages reported herein are based on 76,374,880 outstanding shares of the Issuer’s common stock as of November 19, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

CUSIP No. 69913P105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MVM GP (No. 5) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER –
	6	SHARED VOTING POWER (1) 84,320
	7	SOLE DISPOSITIVE POWER –
	8	SHARED DISPOSITIVE POWER 84,320
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,320
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (1)
12	TYPE OF REPORTING PERSON PN

(1) All share numbers reported herein are as of October 18, 2021, unless otherwise indicated.

(2) All ownership percentages reported herein are based on 76,374,880 outstanding shares of the Issuer’s common stock as of November 19, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

CUSIP No. 69913P105	SCHEDULE 13G

This Schedule 13G is being filed on behalf of (i) MVM Partners LLP (“MVM Partners”), (ii) MVM V LP (“MVM V”), (iii) MVM V (2020) LP (“MVM V 2020”) and (iv) MVM GP (No. 5) LP (“MVM GP”, collectively with MVM V and MVM V 2020, the “Funds” and collectively with MVM Partners, MVM V and MVM V 2020, the “Reporting Persons”).

with the U.S. Securities and Exchange Commission (the “Commission”) on February 8, 2022 (the “Schedule 13G”), relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of Paragon 28, Inc. (the “Issuer”).

MVM Partners provides investment advisory services to the Funds, which directly hold the shares of Common Stock reflected as being beneficially owned by the Funds herein, and in such capacity MVM Partners has voting and dispositive power over such shares. Investment decisions for the Funds are made by an investment committee at MVM Partners which consists of five individuals. No single individual member of the Investment Committee, or any other individual at MVM Partners, has the power to unilaterally make investment decisions for MVM Partners or the Funds or to direct the voting or disposition of the shares.

The Reporting Persons have entered into a joint filing agreement, dated February 8, 2022, a copy of which is attached hereto as Exhibit 1

Item 1.	(a)	Name of Issuer:
Paragon 28, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
8310 South Valley Highway Suite 3115 Englewood, CO 80112

Item 2.	(a) - (c)	Name of Person Filing; Address of Principal Business Office; and Citizenship

MVM Partners LLP, MVM V LP, MVM V (2020) LP and MVM GP (No. 5) LP are all entities formed under the laws of the United Kingdom.

The principal business address and principal office of the Reporting Persons is 30 St. George Street, London, United Kingdom W1S SFH.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 69913P105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 69913P105	SCHEDULE 13G

Item 4.	OWNERSHIP

(a) Amount Beneficially Owned:

MVM Partners. – 14,414,195

MVM V – 5,620,050

MVM V 2020– 8,709,825

MVM GP – 84,320

(b) Percent of Class:

MVM Partners. – 18.9%

MVM V – 7.4%

MVM V 2020– 11.4%

MVM GP – 0.1%

(c) Number of Shares to which such person has:

(i) Sole power to vote or direct the vote:

MVM Partners. – 14,414,195

MVM V – 0

MVM V 2020– 0

MVM GP – 0

(ii) Shared power to vote or direct the vote:

MVM Partners. – 0

MVM V – 5,620,050

MVM V 2020– 8,709,825

MVM GP – 84,320

(iii) Sole power to dispose or to direct the disposition of:

MVM Partners. – 14,414,195

MVM V – 0

MVM V 2020– 0

MVM GP – 0

(iv) Shared power to dispose or to direct the disposition of:

MVM Partners. – 0

MVM V – 5,620,050

MVM V 2020– 8,709,825

MVM GP – 84,320

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 69913P105	SCHEDULE 13G

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATIONS.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing of influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 69913P105	SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022	MVM Partners LLP

	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM V LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM V (2020) LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM GP (No. 5) LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner